Exhibit 99.9

GRANITE REAL ESTATE INVESTMENT TRUST

DECLARATION OF TRUST

DATED AS OF SEPTEMBER 28, 2012

BLAKE, CASSELS & GRAYDON LLP

GRANITE REAL ESTATE INVESTMENT TRUST

DECLARATION OF TRUST

THIS DECLARATION OF TRUST is made as of the 28th day of September, 2012 between Michael P. Forsayeth (the “Trustee”), an individual who is resident in Canada for purposes of the Income Tax Act (Canada) and Granite Real Estate Inc. (the “Initial Unitholder”), a corporation who is resident in Canada for purposes of the Income Tax Act (Canada).

RECITALS:

WHEREAS it is desirable to create a trust for investment purposes (the “Trust”);

AND WHEREAS for the purpose of settling the trust created hereunder, the Initial Unitholder, as settlor, is assigning to the Trustee indebtedness of MI Developments (America) Inc. in the principal amount of U.S.$900,000 (the “Initial Contribution”);

AND WHEREAS it is intended that units of the Trust (“Units”) be issued and distributed, from time to time as permitted hereunder, pursuant to and in accordance with the terms of the plan of arrangement under Division II of Chapter XVI of the Business Corporations Act (Québec) involving the Initial Unitholder and certain other parties (the “Arrangement”), to be more particularly described in the management information circular to be prepared and delivered by the Initial Unitholder to its shareholders and other interested parties;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions that will govern their mutual and respective rights, powers and obligations with respect to the Trust.

In consideration of the foregoing and the mutual and respective covenants and agreements contained herein (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

ARTICLE I
DECLARATION OF TRUST

Section 1.01                             Establishment of Trust.

The Trustee hereby declares and agrees to act as the initial trustee of the Trust and to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust on and subject to the terms and conditions of this Declaration of Trust.

Section 1.02                             Term and Termination.

Subject to the other provisions of this Declaration of Trust, the Trust shall continue in full force and effect so long as any property of the Trust is held by the Trustee.  The Trust may be terminated by unanimous consent of the holders of Units (“Unitholders”).

Section 1.03                             Rights of Unitholders.

The rights of each of the Unitholders to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust’s property or for a distribution of any particular asset forming part of the Trust’s property or of any particular monies or funds received by the Trustee. The legal ownership of the property of the Trust and the right to conduct the activities of the Trust are vested exclusively in the Trustee, and no Unitholder has or is deemed to have any right of ownership in any of the property of the Trust, except as specifically provided herein. Except as specifically provided herein, no Unitholder shall be entitled to interfere with or give any direction to the Trustee with respect to the activities of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

Section 1.04                             Units of the Trust.

The beneficial interests in the Trust shall be divided into a single class of Units, and the number of Units which the Trust may issue is unlimited.  Units may be issued from time to time by the Trustee for such consideration as is determined by the Trustee. Each Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, capital gains or other amounts) and in any net assets of the Trust remaining after satisfaction of all liabilities in the event of the termination or winding-up of the Trust.  All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Section 1.05                             Initial Contribution and Subscription.

The Trustee acknowledges and confirms that the Initial Unitholder has made the Initial Contribution to the Trustee for the purpose of settling the Trust and has been issued 24,975 Units in return therefor.

Section 1.06                             Name.

(a)                                 The name of the Trust is “Granite Real Estate Investment Trust” in its English form and “Fiducie de placement immobilier Granite” in its French form.  As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustee shall conduct the activities of the Trust, hold property, execute all documents and take all legal proceedings under that name, in either its English form or its French form.

(b)                                 Should the Trustee determine that the use of the name Granite Real Estate Investment Trust or the name Fiducie de placement immobilier Granite is not practicable, legal or convenient, the Trustee may use such other designation or adopt such other name for the Trust as the Trustee deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

Section 1.07                             Office.

The principal office and centre of administration of the Trust shall be at 77 King Street West, Suite 4010, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1 unless changed by the Trustee to another location.  The Trust may have such other offices or places for the conduct of its activities as the Trustee may from time to time determine as necessary or desirable.

Section 1.08                             Nature of the Trust.

The Trust is an open-ended unincorporated investment trust.  The Trust, the Units and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for the Trust by:

(a)                                 applicable laws and regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(b)                                 the terms, conditions and trusts set forth in this Declaration of Trust.

The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them for any purpose be, or be deemed to be, treated in any way whatsoever, liable or responsible hereunder as partners or joint venturers.  Neither the Trustee nor any officer or other employee of the Trust shall be, or be deemed to be, an agent of the Unitholders.  The relationship of the Unitholders to the Trustee, to the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with this Declaration of Trust.

Section 1.09                             Trust Property to be Kept Separate.

The Trustee shall maintain the property of the Trust separate from all other property in his possession.

Section 1.10                             References to the Trust.

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust or a right, power or obligation of the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, or a right, power or obligation of, the Trustee (or another person duly authorized by the Trustee) in such capacity on behalf of the trust created hereby.

Section 1.11                             Subsequent Trustees.

The right, title and interest of the Trustee in and to the property of the Trust shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder.

ARTICLE II
CERTAIN REQUIREMENTS AND AUTHORITIES

Section 2.01                             Repurchase of Units.

The Trust shall be entitled to purchase or otherwise acquire at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis determined by the Trustee in compliance with all applicable securities regulatory laws, regulations or policies or the policies of any applicable stock exchange; provided that, notwithstanding the generality of the foregoing, the Trust may purchase or otherwise acquire at any time any outstanding Units held by 9268-7409 Québec Inc. at a price per Unit equal to the subscription price therefor and, upon the completion of such purchase or acquisition, any such Units shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

Section 2.02                             Banking.

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing, the operation of the Trust’s accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such bank to do any act or thing on the Trust’s behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and shall be transacted on the Trust’s behalf by any person (including any one or more officers of the Trust) as the Trustee may designate, appoint or authorize from time to time.

Section 2.03                             Delegation and Power of Attorney.

(a)                                 The Trustee may delegate to any person (including any one or more officers of the Trust) the power to execute any document or enter into any agreement on behalf of the Trust or exercise any discretion or make any amendment in relation thereto. The Trustee shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto or any other transaction or matter, including as provided in Section 2.03(b).

(b)                                 The Trustee hereby grants to the Initial Unitholder a power of attorney constituting the Initial Unitholder, with full power of substitution, as true and lawful attorney to act on behalf of the Trust and the Trustee with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with the Arrangement.

Section 2.04                             U.S. Tax Election.

The Trust will elect to be treated as a partnership for U.S. federal income tax purposes.

ARTICLE III
LIABILITIES OF UNITHOLDERS AND OTHERS

Section 3.01                             Standard of Care of Trustee.

The exclusive standard of care required of the Trustee in exercising his powers and carrying out his functions hereunder shall be that he exercises his powers and carries out his functions hereunder as a Trustee honestly and in good faith with a view to the best interests of the Trust and the Unitholders and that in connection therewith he exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.  The Trustee shall not be liable in carrying out his duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust and Unitholders or to exercise the degree of care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.  The duties and standard of care of the Trustee provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a company governed by the Business Corporations Act (British Columbia).  Unless otherwise required by law, the Trustee shall not be required to give surety bond or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee in his capacity as a trustee of the Trust shall not be required to devote his entire time to the investments, business or activities of the Trust.

Section 3.02                             Indemnification of the Trustee.

The Trustee shall at all times be indemnified and saved harmless out of the property of the Trust from and against all liabilities, damages, losses, debts and claims whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against him for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of his duties as a trustee of the Trust and also from and against all other liabilities, damages, losses, debts, claims, costs, charges, and expenses which he sustains or incurs in or about or in relation to the activities of the Trust.  The Trust may advance moneys to the Trustee, an officer or another individual for the costs, charges and expenses of a proceeding referred to above. The foregoing provisions of this Section 3.02 in favour of the Trustee do not apply in any of the following circumstances:

(a)                                 if, in relation to the subject matter of the proceeding referred to above, the Trustee did not act honestly and in good faith with a view to the best interests of the Trust and the Unitholders;

(b)                                 in the case of a proceeding referred to above other than a civil proceeding, if the Trustee did not have reasonable grounds for believing that the Trustee’s conduct in respect of which the proceeding was brought was lawful.

Section 3.03                             Limitations on Liability of the Trustee.

(a)                                 Neither the Trustee nor any officers of the Trust or any agent of the Trust shall be liable to the Trust or any Unitholder or former Unitholder (in each case whether registered or beneficial) for: (a) any action taken in good faith in reliance on any documents that are, prima facie, properly executed; (b) any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; (c) the loss or disposition of monies or securities; or (d) any other action or failure to act, including the failure to compel in any way any former or acting trustee of the Trust to redress any breach of trust or any failure by any person to perform obligations or pay monies owed to the Trust; except for a breach of the duties and standard of care, diligence and skill set out in Section 3.01.

(b)                                 If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with his duties under this Declaration of Trust, the Trustee may in good faith act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including the duties and standard of care, diligence and skill set out in Section 3.01, the Trustee will not be liable for any action or refusal to act in good faith based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(c)                                  Subject to Section 3.01, neither the Trustee nor any officer or agent of the Trust shall be subject to any liability in their personal capacities for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Trust or in respect to the activities of the Trust.  Other than the property and assets of the Trust, no property or assets of the Trustee, owned in his personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations of the Trust under this Declaration of Trust or under any other agreements and no recourse with respect to such obligations may be had or taken, directly or indirectly, against the Trustee in any capacity other than his capacity as trustee of the Trust or against any successor, heir, executor, administrator or legal representative of the Trustee.  The Trust shall be solely liable therefor and resort shall be had solely to the property and assets of the Trust for payment or performance thereof.

Section 3.04                             Liability of Unitholders and Others.

(a)                                 No Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier, each in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind, to any person in connection with: (i) the property and assets of the Trust or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities, activities or activities of the Trust; (iii) any actual or alleged act or omission of the Trustee or any other person in respect of the activities or activities of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any actual or alleged act or omission of the Trustee or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person in respect of the activities or activities of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustee or by any other person in respect of the activities or activities of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other person (except the Unitholder or annuitant to the extent required by applicable tax laws) on behalf of or in connection with the activities or activities of the Trust (collectively, “Trust Liabilities”).

(b)                                 No Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier, each in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

(c)                                  To the extent that, notwithstanding the provisions of this Section 3.04, any Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier, each in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such Unitholder or annuitant is entitled to be reimbursed out of the assets and property of the Trust for any payment of Trust Liabilities made by such Unitholder or annuitant.

Section 3.05                             Contractual Obligations of the Trust.

The Trustee and the officers and agents of the Trust shall make reasonable efforts where practicable to cause to be inserted in any written agreement, undertaking or obligation made, executed or entered into by or on behalf of the Trust an appropriate statement of the limitations of liability as set forth in Section 3.03 and Section 3.04, but the omission of such statement from any such instrument will not render the Trustee, any Unitholder, or any officer or agent of the Trust liable to any person, nor will the Trustee or any Unitholder or any officer or agent of the Trust be liable to any person for such omission. If, notwithstanding this provision, the Trustee, any Unitholder or any officer or agent of the Trust is held liable to any other person by reason of the omission of such statement from any such agreement, undertaking or obligation, the Trustee, such Unitholder or such officer or agent will be entitled to indemnity out of the property and assets of the Trust to the full extent of such liability and the costs of any litigation or other proceedings in which such liability has been determined, including the fees and disbursements of counsel.

ARTICLE IV
GENERAL

Section 4.01                             Meanings.

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter and “$” or “dollars” refers to lawful money of Canada unless otherwise noted and the words “include”, “includes” and “including” mean include, includes and including, without limitation, and “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, not to any particular article, section or other portion hereof or thereof.

Section 4.02                             Counterparts.

This Declaration of Trust may be executed in original, facsimile or electronic form, and in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such counterpart.

Section 4.03                             Severability.

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof.

Section 4.04                             Headings for Reference Only.

The headings preceding the articles and sections hereof have been inserted for convenience reference only and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust.

Section 4.05                             Governing Law.

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Ontario.  Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the jurisdiction of the courts of the Province of Ontario and the Trustee hereby attorns, and each Unitholder shall be deemed to hereby attorn, to the jurisdiction of the courts of such province.

Section 4.06                             Amendments.

The provisions of this Declaration of Trust, including this Section 4.06, may be amended by the written consent of Unitholders holding, in the aggregate, not less than two-thirds of the outstanding Units and the Unitholders will provide prompt notice of any such amendment to the Trustee.

Section 4.07                             Counsel Acting For More Than One Party.

Each of the parties has been advised and acknowledges that Blake, Cassels & Graydon LLP is acting as counsel to and jointly representing more than one of the parties (each a “Client” and, collectively, “Clients”) and, in this role, information disclosed to Blake, Cassels & Graydon LLP by one Client will not be kept confidential and shall be disclosed to all Clients and each of the parties consents to Blake, Cassels & Graydon LLP so acting.  In addition, should a conflict arise between any Clients, Blake, Cassels & Graydon LLP may not be able to continue to act for any of such Clients.

IN WITNESS WHEREOF the parties have executed this Declaration of Trust.

TRUSTEE:

/s/ Andrea Sanelli		/s/ Michael P. Forsayeth
Witness		Michael P. Forsayeth

GRANITE REAL ESTATE INC., as the Initial Unitholder

	By:	/s/ Jennifer Tindale
	Name:	Jennifer Tindale
	Title:	Executive Vice President, General Counsel

	By:	/s/ Thomas Heslip
	Name:	Thomas Heslip
	Title:	Chief Executive Officer